SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2008

Ainsworth Lumber Co. Ltd. (Registrant’s name)

Suite 3194 Bentall 4 P.O. Box 49307 1055 Dunsmuir Street Vancouver, British Columbia Canada V7X 1L3
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AINSWORTH LUMBER CO. LTD.

Date: February 29, 2008	By:	/s/ Robert Allen
Robert Allen
Chief Financial Officer

Documents Included as Part of this Report
Document
No.
99.1	AINSWORTH ANNOUNCES PRODUCTION CURTAILMENT AT TWO OSB MILLS